UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

REGEN BIOLOGICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75884M104

(CUSIP Number)

Ivy Healthcare Capital II, L.P.
One Paragon Drive
Suite 125
Montvale, New Jersey 07645

Copy to:
Roger Meltzer, Esq.
DLA Piper US LLP
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75884M104		Page 1 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Russell F. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 9,455,500(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 9,455,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

(1)             4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants, if exercised, on an as converted basis.

CUSIP No. 75884M104		Page 2 of 10 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only) Robert W. Pangia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 9,455,500(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 9,455,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

(1)                  4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants, if exercised, on an as converted basis.

CUSIP No. 75884M104		Page 3 of 10 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Ivy Healthcare Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 9,455,500(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 9,455,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

(1) 4,761,900 shares reported of common stock are Series D Preferred Stock on an as converted basis, and 1,428,600 shares reported of common stock are Warrants, if exercised, on an as converted basis.

CUSIP No. 75884M104	Page 4 of 10 Pages

Item 1.  Security and Issuer.

This Schedule 13D (the “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”) issued by ReGen Biologics, Inc. (“ReGen”), whose principal executive offices are located at 509 Commerce Street, East Wing, Franklin Lakes, NJ 07417.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Statement is filed by the Reporting Persons. The “Reporting Persons” are Ivy Healthcare Capital II, L.P., a Delaware limited partnership (“Ivy Healthcare”), Mr. Russell F. Warren, Jr. (“Warren”) and Mr. Robert W. Pangia (“Pangia”).  Warren, a citizen of the United States of America, is a principal of Ivy Capital Partners, the General Partner of Ivy Healthcare.  Pangia, a citizen of the United States of America, is a principal of Ivy Capital Partners, the General Partner of Ivy Healthcare.

The business address of the Reporting Persons is One Paragon Drive, Suite 125, Montvale, New Jersey 07645.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 30, 2007, Ivy Healthcare agreed to purchase 47,619 shares of Series D Convertible Preferred Stock (the “Series D Stock”) at a purchase price of $42.00 per share.  The total purchase price of the shares was $1,999,998.00.  The Series D Stock has a right to vote on an as converted basis as common stock.  As a result, Ivy Healthcare has the right to vote as holder of 4,761,900 shares of common stock from the Series D Stock.  Ivy Healthcare also owns 3,265,000 shares of common stock purchased at an average price per share of $0.12.  Ivy Healthcare financed the purchase of the Series D Stock and the common stock through the use of working capital.

On March 30, 2007, ReGen and Ivy Healthcare signed a Warrant Certificate that entitles Ivy Healthcare to purchase up to 14,286 fully paid and non-assessable shares of Series D Stock for $63.00 per share, or, after the conversion of the Series D Stock, up to 1,428,600 fully paid non-assessable shares of common stock for a purchase price of $0.63 per share.

On March 30, 2007, Ivy Healthcare received an option to purchase the number of shares of Series D Stock that Ivy Healthcare purchased in the private placement at a purchase price of $42.00 per share, or the common share equivalent, if exercised after the conversion of the Series D Stock into common shares at a purchase price of $0.42 per share.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Series D Stock and the common stock for investment purposes.

CUSIP No. 75884M104	Page 5 of 10 Pages

Restated Certificate of Designations, Preferences, And Rights of Series D Convertible Preferred Stock Of ReGen Biologics, Inc.

On March 30, 2007, ReGen’s Board of Directors, pursuant to the Certificate of Incorporation (which authorizes 60,000,000 shares of Preferred Stock (“Preferred Stock”)), designated 500,000 shares as Series D Convertible Preferred Stock (“Series D Stock”).  The Board of Directors gave Series D Stockholders priority, with respect to dissolution, liquidation, or winding up rights.  Series D Stockholders rank senior to Common Stock and other classes of capital stock of the Company, or series of Preferred Stock established by the Board, unless the other capital stock or series ranks on a parity with the Series D Stock, or expressly ranks senior (“Senior Securities”).  Further, except with respect to Series A and Series C Preferred Stock, if ReGen seeks to establish another class or series of senior securities they must obtain the consent of a majority of the Series D Stockholders.

In the event of liquidation, the Board resolved that the Series D Stockholders are entitled to receive $42.00 per share (which amount is subject to adjustment).  Unless a class or series of Senior Securities exists, Series D Stockholders must be paid prior to other security holders.  After the Series D Stockholders have received payment, the remaining assets must be distributed to the other security holders.  If a change of control over ReGen occurs, the Series D Stockholders are entitled to treat such event as a liquidation, and demand ReGen pay the holders the liquidation value.

The Board further resolved that the Series D Stockholders are entitled to vote with the Common Stockholders on an “as converted basis” on any matter submitted to the holders for a vote.  The Series D Stockholders are entitled to vote as a separate class, or together.  If the Series D Stockholders are voting with the Common Stockholders, each Series D Stockholder is entitled to the number of votes equal to the number of shares of Common Stock issuable upon conversion.

A mandatory conversion of the Series D Stock to 100 shares of Common Stock must occur (i) if ReGen amends their certificate of incorporation to increase the number of Common Shares sufficient to permit issuance of common shares for all of the issued and outstanding Series D Stock; and (ii) upon the effectiveness of a reverse stock split of the common stock in which there are sufficient shares to permit the issuance of common shares for all of the issued and outstanding Series D Stock.

Subscription Agreement

On March 30, 2007, ReGen and Ivy Healthcare entered into a Subscription Agreement.  Ivy Healthcare subscribed for and agreed to purchase 47,619 shares of Series D Stock at a purchase price of $1,999,998.00.  The Series D Stock has a right to vote on an as converted basis as common stock.  As a result, Ivy Healthcare has voting rights equivalent to 4,761,900 shares of common stock from the Series D Stock.

Pursuant to the Agreement, ReGen and Ivy Healthcare agree to execute and deliver additional documents as may be necessary to comply with the terms of the Agreement, and agree to cooperate in the preparation and filing of forms required by law.  Further, Ivy Healthcare agreed for  a period of two years after the Closing Date not to, without the written consent of ReGen, (i) enter into any acquisition of all or substantially all of the assets of ReGen, or other business combination transaction involving ReGen; (ii) seek to control the management, Board of Directors, or policies of ReGen; or (iii) participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of ReGen in connection with the foregoing.  Lastly, ReGen must not agree to any amendment that would change the rights or

CUSIP No. 75884M104	Page 6 of 10 Pages

privileges of the Series D Stock purchased pursuant to this Agreement unless (i) the amendment does not detrimentally alter the rights or privileges of Ivy Healthcare; or (ii) ReGen obtains consent from the Ivy Healthcare.

The registration rights provided in the Agreement required ReGen to file and maintain the effectiveness of a registration statement with respect to the conversion shares until the earlier of (i) the date on which all such shares have been sold; (ii) such time as ReGen determines that Ivy Healthcare or the subsequent holder of such shares will be eligible to sell under Rule 144; and (3) first anniversary of the date the registration statement was deemed effective.  Further, to the extent applicable to the registration statement, ReGen must (i) prepare and file with the Securities and Exchange Commission amendments, supplements, or corrections to the registration statement; (ii) notify the holder when prospectuses need to be filed; (iii) cause all Registrable Securities to be listed on each securities exchange that ReGen lists similar securities; (iv) provide a transfer agent and registrar for Registrable Securities; and (v) for a period of two years after the Closing Date make available to Ivy Healthcare or a subsequent holder the benefits of certain rules and regulations of the Securities and Exchange Commission that permit the sale of Registrable Securities to the public without registration.    However, the Agreement permits ReGen to suspend the effectiveness of the Registration Statement when certain situations occur.

Option Agreement:

On March 30, 2007, ReGen and Ivy Healthcare, in conjunction with the Subscription Agreement, entered into an Option Agreement to grant Ivy Healthcare the option to purchase the number of shares of Series D Stock Ivy Healthcare purchased (47,619 shares) at a purchase price of $42.00 per share, or the common share equivalent if exercised after the conversion (4,761,900 shares) at a purchase price of $0.42 per share.

 The registration rights provided in the Agreement required ReGen to file and maintain the effectiveness of a registration statement with respect to the conversion shares until the earlier of (i) the date on which all such shares have been sold; (ii) such time as ReGen determines that Ivy Healthcare or the subsequent holder of the Option Shares will be eligible to sell under Rule 144; and (3) first anniversary of the date the registration statement was deemed effective.  Further, to the extent applicable to the registration statement, ReGen must (i) prepare and file with the Securities and Exchange Commission amendments, supplements, or corrections to the registration statement; (ii) notify the holder when prospectuses need to be filed; (iii) cause all Option Shares to be listed on each securities exchange that ReGen lists similar securities; (iv) provide a transfer agent and registrar for Option Shares; and (v) for a period of two years after the Closing Date make available to Ivy Healthcare or a subsequent holder the benefits of certain rules and regulations of the Securities and Exchange Commission that permit the sale of Option Shares to the public without registration.    However, the Agreement permits ReGen to suspend the effectiveness of the Registration Statement when certain situations occur.

Pursuant to the Agreement, ReGen agrees to indemnify Ivy Healthcare or subsequent holder of Option Shares and any underwriter for Ivy Healthcare, from and against, all claims, actions, demands, losses, and costs incurred to which the Holder may become subject under the Securities Act.  Further, Ivy Healthcare or the subsequent holder agrees to indemnify ReGen, and any person who controls ReGen, from and against, all losses, damages, liabilities, or costs which ReGen may become subject under the Securities Act.

CUSIP No. 75884M104	Page 7 of 10 Pages

ReGen Biologics, Inc. Warrant Certificate:

On March 30, 2007, ReGen and Ivy Healthcare signed a Warrant Certificate which certified that Ivy Healthcare is entitled to (i) purchase up to 14,286 fully paid and non-assessable shares of Series D Stock for $63.00 per share; or (ii) after the Mandatory Conversion (which means the conversion of the Series D Stock pursuant to the Certificate of Designations, Preferences, and Rights) of the Series D Stock, up to 1,428,600 fully paid and non-assessable shares of common stock for $0.63 per share.

The Warrant is exercisable at any time after the issuance, and until 5:00 p.m. New York time on March 30, 2012.  If Ivy Healthcare elects to exercise the Warrant for less than all the Warrant Shares represented by the Warrant Certificate, ReGen must cancel the Warrant Certificate, and execute a new Warrant Certificate reflecting the balance of such Warrant Shares.  ReGen is responsible for maintaining books for the registration and transfer of the Warrants, Series D Stock, or after the Mandatory Conversion, common stock, issued upon exercise of the Warrants.  ReGen covenants that it will at all times keep available out of its authorized Series D Stock, or, after the Mandatory Conversion, common stock, shares solely for the purpose of issue to Ivy Healthcare exercising the Warrant.

Pursuant to the Warrant Certificate, if there is a change in the outstanding Series D Stock or common stock of ReGen by reason of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, consolidation, acquisition, or the like, the number and class of shares available under the Warrant and the price must be adjusted.  After the adjustment, Ivy Healthcare should receive the total number, class, and kind of shares Ivy Healthcare would have owned had the Warrant been exercised prior to the event.

In lieu of exercising any portion of the Warrant represented in the Warrant Certificate, Ivy Healthcare may elect to have the Warrant converted into the nearest whole number of shares of Series D Stock, or after the Mandatory Conversion, common stock.  The conversion rights provided in this Certificate may be exercised at any time while any Warrants remain outstanding.

Item 5.   Interest in Securities of the Issuer.

(a) and (b) As of June 30, 2007, the Reporting Persons beneficially owned 47,619 shares of Series D Stock (4,761,900 shares of Common Stock on an as-converted basis), 3,265,000 common stock, and Warrants which, if exercised, would entitle the Reporting Persons to purchase shares of Series D Stock (1,428,600 shares of Common Stock on an as-converted basis).  In the aggregate, the Reporting Persons beneficially own 9,455,500 shares of common stock on an as converted basis, constituting approximately 8.6% of the outstanding shares of common stock (the percentage of shares owned being based upon 104,068,363 shares of Common Stock outstanding as of June 30, 2007, as set forth in ReGen’s Form 10-Q, dated August 9, 2007, filed with the Securities and Exchange Commission on August 9, 2007).  This does not include shares of common stock which may be purchased pursuant to the Option Agreement because such Options are not exercisable within the next 60 days and may not become exercisable within the next 60 days.

CUSIP No. 75884M104	Page 8 of 10 Pages

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock	Number of Shares of Series D Stock on an “as converted” basis	Warrants, if exercised, on an “as converted” basis	Percentage of Outstanding Common Stock
Ivy Healthcare	3,265,000	4,761,900	1,428,600	8.6%

(c)  During the last 60 days, Ivy Healthcare acquired common shares on such dates, in such amounts, and at such per share prices as indicated in the table below.

Date	Shares	Average Price Per Share	Total Cost
August 20, 2007	150,000	$0.27	$40,500
September 27, 2007	890,000	$0.10	$84,559
October 8, 2007	100,000	$0.09	$9,200
October 8, 2007	1,800,000	$0.08	$145,800

(d) and (e).  Not Applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of  the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of October 18, 2007 (the “13D Joint Filing Agreement”), pursuant to which they agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The description of the 13D Joint Filing Agreement in this Item 6 of the Statement is qualified in its entirety by reference to the full text of the 13D Joint Filing Agreement, a copy of which is filed herewith as Exhibit 99.5.

Except for the agreements described in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

The following exhibit is filed as part of this Statement:

Exhibit 99.1:	Restated Certificate of Designations, Preferences, And Rights of Series D Convertible Preferred Stock(1)(Exhibit 4.1)

Exhibit 99.2:	Subscription Agreement(1)(Exhibit 10.1)

Exhibit 99.3:	Warrant Certificate(1)(Exhibit 10.2)

Exhibit 99.4:	Option Agreement(1)(Exhibit 10.3)

Exhibit 99.5:	Joint Filing Agreement

(1) Incorporated by reference from the Current Report on Form 8-K filed by ReGen Biologics, Inc. on April 5, 2007.

CUSIP No. 75884M104	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 18, 2007

IVY HEALTHCARE CAPITAL II, L.P.

By:	/s/ Robert W. Pangia
Name:	Robert W. Pangia
Title:	Manager

/s/ Russell F. Warren, Jr.
Russell F. Warren, Jr., Individually

/s/ Robert W. Pangia
Robert W. Pangia, Individually

CUSIP No. 75884M104	Page 10 of 10 Pages

Exhibit 99.5

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is made and entered into as of this 18th day of October, 2007, by and among Ivy Healthcare Capital II, L.P., a Delaware limited partnership, Mr. Russell F. Warren, Jr., and Mr. Robert W. Pangia.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the “Filings”) required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of the Common Stock of ReGen Biologics, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

IVY HEALTHCARE CAPITAL II, L.P.

	By:	/s/ Robert W. Pangia
	Name:	Robert W. Pangia
	Title:	Manager

/s/ Russell F. Warren, Jr.
Russell F. Warren, Jr., Individually

/s/ Robert W. Pangia
Robert W. Pangia, Individually

Signature page to Joint Filing Agreement